Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

a different kind of oil & natural gas company

LINN Energy
LINNCO

NASDAQ:LINE • NASDAQ:LNCO

Berry Petroleum Town Hall Meetings Berry Petroleum Town Hall Meetings February 22, 2013 February 22, 2013

Mark Ellis Mark Ellis Chairman, President and Chief Chairman, President and Chief Executive Officer Executive Officer

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

a different kind of oil & natural gas company

LINN Energy's mission is to **acquire, develop and maximize cash flow** from a growing portfolio of long-life oil and natural gas assets.

Embrace & Drive Change Pursue Growth Take Action Respect Others Be Passionate Connect

Our Values Our Values 4 Embrace and Drive Change Pursue Growth Take Action Respect Others Be Passionate Connect

Who We Are
Who We Are
Connected to our employees, families and communities
A top-10 MLP/LLC
A top-15 independent oil and natural gas E&P
Passionate about leading the business sector we started
Embrace new employees and provide all employees with opportunities to grow personally and professionally
Grow through acquisitions and organic activities
Maintain our financial stability
Operate in a manner that protects employees, contractors, the public and environment
Dedicated employees with ownership in the company driving our growth
A company that takes action
Investors who are confident in our business model
A sustainable asset inventory

LINN Energy is…
LINN Energy has…
LINN Energy will…

Our Strategy
Our Strategy
Focus on U.S. onshore basins
providing significant opportunities for
future growth and consolidation
Target acquisitions providing long-life,
high-quality production with
predictable decline curves and low-
risk development opportunities
Organically grow reserves and
production
Reduce cash flow volatility through
hedging
LINN’s primary business objective is to provide stability and growth of distributions to our unitholders (LINE) and shareholders (LNCO)

MLP
MLP
and
and
Independent
Independent
E&P
E&P
Rankings
Rankings
Note: Market data as of February 20, 2013 (LINE and LNCO closing price of $36.65 and $36.99, respectively). Source: Bloomberg.
(1) Pro forma for merger.
LINN is one of the largest MLP and independent E&P companies
7 largest public MLP/LLC
11 largest domestic independent oil & natural gas company

Rank Master Limited Partnership Enterprise Value ($MM) Rank Independent E&P Enterprise Value ($MM)
1. Enterprise Products Partners $60,375 1. ConocoPhillips $89,597
2. Kinder Morgan Energy Partners $46,756 2. Occidental Petroleum Corp. $64,934
3. Energy Transfer Equity $38,964 3. Anadarko Petroleum Corp. $52,281
4. Williams Partners $26,732 4. Apache Corp. $41,773
5. Plains All American Pipeline $24,767 5. EOG Resources Inc. $39,943
6. Energy Transfer Partners $22,574 6. Chesapeake Energy Corp. $34,955
7. LINN Energy LLC (Pro Forma) $18,943 7. Marathon Oil Corporation $26,927
8. ONEOK Partners $17,173 8. Devon Energy Corporation $24,449
9. Enbridge Energy Partners $14,874 9. Noble Energy Inc. $22,575
10. El Paso Pipeline Partners $13,363 10. Pioneer Natural Resources Co. $19,920
11. Magellan Midstream Partners $11,658 11. LINN Energy LLC (Pro Forma) $18,943
12. Markwest Energy Partners $9,470 12. Continental Resources Inc. $17,937
13. Boardwalk Pipeline Partners $8,848 13. Range Resources Corp. $14,274
14. Buckeye Partners $7,234 14. Southwestern Energy Co. $13,163
15. Sunoco Logistics Partners $6,851 15. Cabot Oil & Gas Corp. $12,312
16. Access Midstream Partners $6,667 16. Concho Resources Inc. $11,890
17. Western Gas Partners $6,569 17. Murphy Oil Corp. $11,241
18. Amerigas Partners $6,448 18. EQT Corp. $11,066
19. Cheniere Energy Partners $5,770 19. Plains Exploration & Production $10,094
20. Regency Energy Partners $5,655 20. Denbury Resources Inc. $10,033
21. Targa Resources Partners $5,404 21. Cobalt International Energy $9,155
22. Nustar Energy LP $5,228 22. Sandridge Energy Inc. $8,803
23. Teekay LNG Partners $5,159 23. QEP Resources Inc. $8,595
24. Copano Energy LLC $4,521 24. Whiting Petroleum Corp. $7,298
25. Genesis Energy LP $4,435 25. Newfield Exploration Co. $6,546
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LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Proved Reserves (Tcfe)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
18.0
12.1
10.9
7.1
6.5
6.5
6.5
5.9
4.8
4.7
4.4
3.9
3.0
2.7
2.5
DVN
MRO
EOG
NBL
PXD
RRC
LINE PF
SWN
LINE
CLR
QEP
NFX
COG
CXO
DNR

Production (Bcfe/d)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4.1
2.9
2.7
1.8
1.6
1.5
1.0
1.0
0.9
0.8
0.8
0.7
0.6
0.5
0.4
DVN
MRO
EOG
RRC
SWN
NBL
LINE PF
PXD
QEP
LINE
NFX
COG
CLR
CXO
DNR

LINN Energy –
LINN Energy –
A Premier U.S.
A Premier U.S.
Independent E&P Company
Independent E&P Company

Daily Production of E&P Peers
(1)
Proved Reserves of E&P Peers
(1)
Increases LINN’s size and scale among leading, independent E&P companies
Now one of the largest producers of hydrocarbons in the United States
Source: Company press releases and SEC filings.
(1) Reserves and production data includes most recent information released by listed companies.

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

($'s in millions)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$118
$1,367
$1,513
$2,933
2009 (2)
2010 (2)
2011(2)
2012 (3)

Growth Through Acquisitions
Growth Through Acquisitions
~$10 billion in acquisitions completed since the Company’s
inception in 2003
Includes 54 separate transactions
(1)
Proven track record of successful acquisitions and integrations
(1) Includes 15 acquisitions comprising the Appalachian Basin properties sold in July 2008.
(2) Based on total consideration.
(3) Plains Exploration acquisitions based on total consideration.  Closed 2012 acquisitions and $400 million of Anadarko’s development costs related to the Salt Creek JV based on contract price.
Historical Acquisitions and Joint Venture
Total ~$5.9 Billion Since 2009

LINN and Berry Transaction
LINN and Berry Transaction
Terms Terms
Strategic Benefits Strategic Benefits
Timing Timing
Stock-for-stock transaction for total consideration of $4.3 billion, including the assumption of debt
First strategic use of newly formed LinnCo shares as consideration in a corporate acquisition
Clear path to completion
Subject to approval by shareholders of Berry Petroleum and LinnCo and unitholders of LINN Energy, as well as customary closing conditions, including certain regulatory approvals
Expected to close June 30, 2013
Operational: Increase in size and scale with significant geographic expansion, long-lived, mature asset portfolio, increase in liquids exposure, proved reserves and production
Financial: Immediately accretive, improved leverage metrics, tax efficient transaction to LINN Energy

Why Berry?  A Strong Combination
Why Berry?  A Strong Combination

Excellent MLP Asset
Strategic Fit With Our Business Model
Platform for Growth
Large acquisition of low-decline assets with attractive inventory
Production is 75% liquids with excellent operating margins
Liquids reserves to increase 55%
Gas reserves to increase 17%
More than half of our revenues will be driven by crude oil
Talented workforce and technical team familiar with operating areas and assets
Complementary operating areas to existing LINN operations
Increased geographic presence in California, Permian Basin,
East Texas, Rockies
Immediately accretive
Total production to increase 30%
Proved reserves to increase 34%
Proved reserves to total 6.5 Tcf equivalent (1.1 billion barrels of oil equivalent), with 54% oil and NGLs and 46% natural gas
All-stock deal allows LINN to improve debt metrics with potential access to high-grade capital programs

Arden Walker Arden Walker Executive Vice President and Chief Executive Vice President and Chief Operating Officer Operating Officer

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Williston Basin
Powder River Basin
Green River Basin
Hugoton Basin
Mid-Continent
TX Panhandle Granite Wash
East Texas
Permian Basin
ND
WY
MI
IL
CA
KS
OK
NM
TX
Corporate Headquarters (Houston)
LA
LINN Operations

Note: All operational and reserve data as of December 31, 2012.
Williston / Powder River Basins
• 31 MMBoe proved reserves
• 4% of total reserves
• 92% liquids
California
• 30 MMBoe proved reserves
• 4% of total reserves
• 92% liquids
Permian Basin
• 67 MMBoe proved reserves
• 8% of total reserves
• 81% liquids
Michigan / Illinois
• 266 Bcfe proved reserves
• 6% of total reserves
• 97% natural gas
LINN Overview
LINN Overview
Mid-Continent
• 1,648 Bcfe proved reserves
• 34% of total reserves
• 51% natural gas
Hugoton Basin
• 1,010 Bcfe proved reserves
• 21% of total reserves
• 56% natural gas
East Texas
• 82 Bcfe proved reserves
• 2% of total reserves
• 82% natural gas
Green River Basin
• 1,017 Bcfe proved reserves
• 21% of total reserves
• 72% natural gas

Where We Will Operate
Where We Will Operate
Expanded presence in California, Permian Basin, East Texas and
Rockies and addition of attractive new core area in the Uinta Basin

Corporate
Headquarters
(Houston)
NM
TX
KS
IL
LA
MI
ND
OK
CA
WY
LINN Operations
Recently Acquired Assets
UT
CO
Note: All operational and reserve data as of December 31, 2012, pro forma for merger.
Permian Basin
California
Uinta Basin
Piceance Basin
East Texas

Tom Emmons
Tom Emmons
Vice President, Corporate Services
Vice President, Corporate Services
(Human Resources, EH&S, Supply Chain Management, (Human Resources, EH&S, Supply Chain Management,
Facilities, Admin. Services, Community Relations and Facilities, Admin. Services, Community Relations and
Internal Communications) Internal Communications)

What Happens Next?
What Happens Next?
Combined company will retain LINN Energy name
Headquarters to remain in Houston and will maintain an
operating presence in Denver
LINN/Berry integration team to develop a detailed and
thoughtful plan to ensure a seamless combination
Compensation and benefits philosophy
We will make every effort to keep you informed as
things develop and progress

What Happens Next?
What Happens Next?

Today through Closing
February 25 – March 11
March 12 – April 12
Mid to Late June
June 30
and other closing conditions
LINN and Berry will operate as two independent companies
Leadership team discussions and organizational decisions
Berry and LinnCo shareholder meetings and LINN Energy unitholder meeting for approval
Expected close of transaction, following all customary regulatory requirements
All employee discussions and organizational decisions

Embrace & Drive Change Pursue Growth Take Action Respect Others Be Passionate Connect

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LinnCo intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry’s Investor Relations department at (866) 472-8279 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s directors and executive officers is available in LINN’s proxy statement dated March 12, 2012, for its 2012 Annual Meeting of Unitholders. Information about LinnCo’s directors and executive officers is available in LinnCo’s Registration Statement on Form S-1 dated June 25, 2012, as amended, with respect to its initial public offering of common shares. Information about Berry’s directors and executive officers is available in Berry’s proxy statement dated April 6, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of LINN, LinnCo, Berry or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of LINN to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this document are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.